SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )1

ALLIED MOTION TECHNOLOGIES INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
419011101
(CUSIP Number)
December 17, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.	419011101

1.	NAMES OF REPORTING PERSONS. J. Landis Martin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER:

NUMBER OF		493,417

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		493,417

WITH:	8.	SHARED DISPOSITIVE POWER:

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	493,417

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

-Page 2 of 8 Pages-

CUSIP No.	419011101

1.	NAMES OF REPORTING PERSONS. The Martin GRAT Trust 2010-1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	5.	SOLE VOTING POWER:

NUMBER OF		114,792

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		114,792

WITH:	8.	SHARED DISPOSITIVE POWER:

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	114,792

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

-Page 3 of 8 Pages-

CUSIP No.	419011101

1.	NAMES OF REPORTING PERSONS. Steamboat Ventures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	5.	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH:	8.	SHARED DISPOSITIVE POWER:

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.02%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

-Page 4 of 8 Pages-

Item 1(a).	Name of Issuer:
Allied Motion Technologies Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
23 Inverness Way East, Suite 150
Englewood, Colorado 80112

Item 2(a).	Name(s) of Person(s) Filing:
1.	J. Landis Martin

2.	The Martin GRAT Trust 2010-1 (the “Trust”)

3.	Steamboat Ventures, LLC (“Steamboat”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
200 Fillmore Street, Suite 200, Denver, Colorado 80206

Item 2(c).	Citizenship:
Mr. Martin is a citizen of the United States. The Trust is a Colorado trust. Steamboat is a Colorado limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
419011101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

-Page 5 of 8 Pages-

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership:
(a)	Amount beneficially owned: Mr. Martin directly beneficially owns 378,625 shares. The Trust directly beneficially owns 114,792 shares. Steamboat directly beneficially owns 1,000 shares.

Mr. Martin is the sole trustee of the Trust and, as a result, may be deemed to beneficially own shares owned by the Trust.

Mr. Martin is a member of Steamboat. Mr. Martin, the Trust and Steamboat may be deemed to be acting as a group.

(b)	Percent of Class: 6.2% (Mr. Martin, including shares owned by the Trust), 1.5% (the Trust) and 0.02% (Steamboat), in each case based on 7.964,594 common shares outstanding as of November 10, 2010, according to the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2010.

(c)	Sole and Shared Power: Each of Mr. Martin, the Trust and Steamboat has sole power to vote or to direct the vote of the shares directly beneficially owned by such person.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

-Page 6 of 8 Pages-

Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-Page 7 of 8 Pages-

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 27, 2010
(Date)

/s/ J. Landis Martin
(Signature)
J. Landis Martin, individually, as trustee of the Trust, and as a member of Steamboat Ventures, LLC

-Page 8 of 8 Pages-